Filed by Liberty Media Corporation pursuant to
Rule 425 of the Securities Act of 1933, as amended

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Excerpts from the Transcript of the Liberty Media Corporation
Investor Day Presentation held on November 17, 2022

Gregory B. Maffei
President, Chief Executive Officer and Director, Liberty Media Corporation

. . . Which brings us to the things we want to talk about in today’s announcement. …The split off of the Braves Group tracker into a stand-alone public company is our first announcement; and the recapitalizing of the 3 LMC trackers and creating Liberty Live Group. So our second, we believe this creates a simpler, more focused asset composition across our trackers.

Why are we doing this? Well, first, to better highlight the value of the Braves outside of the tracking stock structure; to simplify our current tracking stocks at the remaining LMC; to provide greater investor choice; to provide focused investment opportunities; and we obviously aim to reduce the discount to NAV and enable potential business combinations. On the right side, I want to remind you -- we've had people who are questioning us and understandably. We have a long successful history of structurally separating assets. Here's a few of them on the right. And I would argue the top 3 are the most analogous to the Braves [split-off] because they highlighted the value of underlying operating businesses. The ones at the bottom tend to represent entities that largely track on underlying public equities and the performance of those public equities are what drove their performance. So if you look at the top 3 in particular, pretty successful.

So with this simplified LSXM, what do you get? The NAV math is very simple now. FYI, the last time the structure was this clean, this discount was 18% versus yesterday's 37%. I leave it to you. In the past year, we have taken the actions we said we would. We delevered and strengthened the balance sheet. We now have a less levered LSXM, which enhances our flexibility, and we bought back a substantial number of shares at a massive discount to NAV. And in this simpler structure, we believe there is more we can do, and we are focused on rationalizing the structure in the near term.

. . .

Brian Wendling

Chief Accounting Officer and Principal Financial Officer, Liberty Media Corporation

. . . Exciting news today for shareholders, Liberty and the Atlanta Braves. We'll get into some more details on this morning's announcement in the next couple of slides. First, the Braves tracking stock will become an asset-backed security through a split-off transaction that we would expect to complete in the first half of next year. This transaction will be subject to the approval by the Braves Group shareholders and MLB and the new entity will be called Atlanta Braves Holdings. Holdings will include essentially all the assets and liabilities of the current Braves Group tracking stock, and we would anticipate addressing the intergroup interests in connection with that split off.

With this transaction, we hope to eliminate the tracking stock discount and have a security that more closely reflects the underlying value of the Braves. In connection with the split off, we will recapitalize our existing tracking stocks and create a new tracking stock to highlight our investment in Live Nation as well as some of our other investment holdings. This will be called Liberty Live Group. Holders of Liberty Sirius and the Formula One Group will receive shares in Liberty Live Group equal to their proportionate share of the net assets that they contribute to the new tracker. And that final asset composition and the exchange ratios will be determined closer to the time of the transaction.

Here's how we'll look after the transactions. Essentially following the split off and the creation of a Live tracker, you'll have 3 pure-play trackers at Liberty Media and an asset-backed Braves security. Liberty SiriusXM Group will only have our interest in SiriusXM, cash and associated debt, as Greg pointed out. The Formula One Group -- we'll have the operating business of Formula 1, including debt at their level, plus corporate level cash and debt, and this will include our Las Vegas land purchase as well. Liberty Live Group will hold our 31% interest in Live Nation and the Live Nation exchangeables, a nominal amount of cash for corporate overhead and corporate interest expense and the undrawn Live Nation margin loan. And [Atlanta Braves Holdings] will hold the Braves, the assets of the Battery as we discussed, cash and associated debt at the Braves.

. . .

…[L]et’s look at the 1.375% basket convertible. . . . This security matures in October of next year. And if the basket convert isn't refinanced in advance of the closing of the transactions that we announced today, the basket would be adjusted to include the new Live tracker based on the exchange ratios in place at that time. And in that scenario, the intergroup interest would remain outstanding until the convert is refinanced and would be adjusted with the ultimate distribution ratios.

. . .

Derek Schiller
President and Chief Executive Officer, Atlanta Braves

I would be remiss if I didn't start by acknowledging the transaction or the directional of the transaction. From our perspective, from a Braves' team perspective, it's business as usual. I mean our goal is going to be every year to try to win a World Series and to operate the best sports and entertainment business possible. I think we have shown that, and I think we're going to continue to show that. As you can see, the title of this slide here is World Championship business every year.

. . .

Question and Answer Segment

Question

. . . So I guess 2 things. One, on the tracker and the split this morning. The question is this, what keeps you from doing more with Liberty Sirius? I mean, obviously, there's been a great reaction from your investors to the Braves being split off as a separate asset-backed equity. I think that the meaningful investors I talk to in Liberty Sirius are, I think there's an element of frustration that there hasn't been a larger step, perhaps a harder spin. You see some of that in the stock today. So I was wondering if you could talk to them about why not doing more at this point?

Gregory B. Maffei

Well, we tend not to judge it just on one half-day of trading. That may be a little abrupt. I think I showed that chart about how many spins we've done and how they performed. I think there are reasons why we've made that easier while we've made a future transaction simpler. They were more complicated before. Now they're simpler. And I think you should trust that we are going to continue to pursue things that are in the benefits of long-term shareholders.

John C. Malone

Chairman of the Board, Liberty Media Corporation

. . . I think the right answer is positioning and timing. I was just thinking that to myself that I'm sort of happier as an investor to see [Liberty Broadband] where it is today than I was, say, a year ago or 1.5 years ago, if, in fact, I'm a long-term investor and the company is generating a lot of cash and shrinking its equity, my long-term returns are being enhanced by my patience rather than then trying to exploit valuation in the near term. . . . The question is what's the right timing and what's the right efficiency. . . . I believe that, that vehicle that Greg is creating can be a companion investor with Live and can participate in building value for both Live and for itself in cooperative ways that perhaps it on its own couldn't do and Live on its own couldn't do.

. . .

Question

. . . Greg, you mentioned that regarding the Live tracker creation that this opens up some options that may not have been there prior to separating that out from Liberty Sirius. Can you give us some idea of what those might be?. . .

Gregory B. Maffei

. . . But I think one of the other things we've talked about or one of the other ideas I want to put in your mind is at Liberty Live.

We can do things perhaps there that build attractive assets that can eventually go into Live and fit well with Live, and some of those could be natural extensions of Live’s business, whether it's facilities-based or services-based businesses around the concert, either concert halls or companies had service concerts. We're getting some visibility to that through Las Vegas and understanding what that takes and who the players are. And there could be synergistic assets that work in there as well. So I think both sides of the house have more flexibility to do different things, and we'll look for those opportunities, particularly in this market where a lot of that stuff is getting beaten up.

. . .

Question

On Liberty Live, I guess, I know the intergroup interests are going to be rationalized. I mean, I think is that a source of capital that you can use at Liberty Live? And then I think both John and Greg have mentioned about using this vehicle alongside Live maybe for acquisitions in that kind of area. Is that kind of the mandate? Or is it just broad Liberty opportunistic kind of find an opportunity to do it? Or is it -- because it is called Live? I'm just trying to get through that.

Gregory B. Maffei

Yes. I think we're looking to capitalize it with, I think, around $400 million and some of that will come from intergroup interest and some of that may come from FWON cash, but we'll balance and set that out. So it's appropriately capitalized. We have the ability to raise incremental capital through there or inject other forms of capital. The mandate for Liberty Live is going to evolve. I'm saying the most obvious and interesting things relate to things that fit well with Live Nation. And we've talked to Michael about those kind of opportunities. So I think there's plenty of those that are interesting.

You never want to say never. No one probably thought we were going to invest in broadband and into Charter incrementally through Liberty Interactive. We try and have a broad mandate across TMT. This is the kind of markets we like. Things go sideways for others. We try and get past our pain and find the opportunity. So I think we've got a good place to focus there, things that are very logical and that is an attractive space, all those around Live Nation, but I'm never going to say never on anything else.

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the proposed split-off of the Atlanta Braves and its associated real estate development project (the “Split-Off” and such split-off entity, “Atlanta Braves Holdings”) and proposed reclassification of Liberty Media Corporation’s (“Liberty Media”) common stock and creation of a new tracking stock (the “Reclassification”), including the allocation of assets and liabilities among Liberty Media’s tracking stock groups and the expected benefits of these transactions, the proposed timing of the transactions, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Split-Off and the proposed Reclassification and the ability of Liberty Media to realize the expected benefits of these transactions. These forward-looking statements speak only as of the date of this communication, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or Atlanta Braves Holdings. The proposed offer and issuance of shares of common stock of Atlanta Braves Holdings in the Split-Off and of common stock of Liberty Media in the Reclassification will be made only pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statements, including the joint proxy statement/prospectus to be contained therein, to be filed with the SEC regarding the Split-Off and the Reclassification, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Split-Off and the Reclassification. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media and Atlanta Braves Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Split-Off and the Reclassification. Information regarding the directors and executive officers of Liberty Media and Atlanta Braves Holdings and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials with respect to the Split-Off and the Reclassification to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Media as indicated above.